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03032530

FILE No. 82-5078

September 29, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

1. The 52nd Brief Settlement of Accounts for the First Quarter of the Year ending March 31, 2004 (dated August 7, 2003)
2. Notice Concerning Establishment of Subsidiary (dated September 4, 2003)

Yours truly,

Ken Takahashi

10/7

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

FILE NO. 82-5078

(Translation)

THE 52ND
BRIEF SETTLEMENT OF ACCOUNTS FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2004

(from April 1, 2003 to March 31, 2004)

FUNAI ELECTRIC CO., LTD.

(Translation)

August 7, 2003
FUNAI ELECTRIC CO., LTD.

BRIEF STATEMENT OF ACCOUNTS FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2004 (CONSOLIDATED)

	The First Quarter of the Year Ending March 31, 2004 (From April 1, 2003 to June 30, 2003)		The First Quarter of the Year Ended March 31, 2003 (From April 1, 2002 to June 30, 2002)		Rate of increase or decrease
Net sales	¥63,402 million	100.0%	¥67,080 million	100.0%	(5.5%)
Operating income	¥7,470 million	11.8%	¥7,916 million	11.8%	(5.6%)
Ordinary income	¥7,398 million	11.7%	¥5,326 million	7.9%	38.9%
Income before income taxes, etc.	¥7,348 million	11.6%	¥5,276 million	7.9%	39.3%
Net income	¥4,074 million	6.4%	¥3,523 million	5.3%	15.6%
Net income per share	¥115.53		¥97.94		
Fully diluted earnings per share	¥115.20		¥97.54		

(Notes) 1. The Company has 12 consolidated subsidiaries and two equity method companies.

2. These accounts were not subjected to audit by the Account Auditors of the Company.

August 7, 2003

BRIEF STATEMENT OF ACCOUNTS FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2004 (CONSOLIDATED)

Name of listed company:	FUNAI ELECTRIC CO., LTD. (URL http://www.funai.co.jp)
Code number:	6839
Listing exchange:	Tokyo Stock Exchange, First section and Osaka Securities Exchange, First section
Representative:	Tetsuo Funai President and Representative Director
Inquiries to be directed to:	Toshihiko Morita General Manager of Administration Tel. (072) 870-4304

1. Matters concerning the preparation of the brief quarterly statements of accounts:

   1) Differences in the accounting method from the recognition method for the most recent business year on a consolidated basis: None.

   2) Changes in the scope of consolidation and the application of equity method:

Consolidated subsidiaries	(inclusion):	0 company
Consolidated subsidiaries	(exclusion):	0 company
Equity method companies	(inclusion):	0 company
Equity method companies	(exclusion):	0 company

2. Summary of the operating results for the first quarter of the year ending March 31, 2004 (from April 1, 2003 to June 30, 2003):

(1) Progress of consolidated operating results

(Each amount is shown by rounding any fraction of a million yen downward.)

	First quarter ended June 30, 2003	First quarter ended June 30, 2002	(For reference) Year ended March 31, 2003
Net sales	¥63,402 million (5.5%)	¥67,080 million -	¥331,463 million 40.0%
Operating income	¥7,470 million (5.6%)	¥7,916 million -	¥35,121 million 76.9%
Ordinary income	¥7,398 million 38.9%	¥5,326 million -	¥33,861 million 49.0%
Net income	¥4,074 million 15.6%	¥3,523 million -	¥19,296 million 71.8%
Net income per share	¥115.53	¥97.94	¥540.59
Fully diluted earnings per share	¥115.20	¥97.54	538.65

(Note) The percentages in the items of net sales, operating income, etc. indicate the rates of increase or decrease from the first quarter of the previous business year.

[Qualitative information on the progress of consolidated operating results, etc.]

During the first quarter of the business year under review, the stock market took an upturn as a swift end to the war in Iraq lifted the sense of opaqueness and the effect of severe acute respiratory syndrome (SARS) proved less serious than initially feared. Consequently, the world economy showed some bright signs of recovery. However, developed nations suffered from the progress on deflation and showed few signs of recovery. Thus the economic conditions remained severe.

In our electronics industry, price competition intensified as Chinese manufacturers gained power and the industry was faced with a severe condition. Additionally, there was a shift in growing evidence from analogue products, such as VCRs, to digital products, such as DVD-related products.

Under these circumstances, for the first quarter of the business year of the Company under review, on a consolidated basis, net sales amounted to ¥63,402 million (down 5.5% from the corresponding period of the previous business year). By product category, with regard to audiovisual equipment, the Company exerted its efforts to expand sales of DVD players and their related products, specifically. However, sales quantities of analogue products, including VCRs and combination TV/VCRs, declined due to the contracting market, which also lowered selling prices. Consequently, the Company

suffered a substantial decrease in revenues. Net sales of audiovisual equipment amounted to ¥40,242 million (down 14.7%).

Net sales of information and communication equipment amounted to ¥14,782 million (up 63.3%) as sales of all-in-one (or scanner/copier combination) ink-jet printers expanded.

Net sales of others, including electronic equipment related to receivers, amounted to ¥8,377 million (down 22.7%).

With regard to income, operating income amounted to ¥7,470 million (down 5.6%), while the percentage of operating income to net sales was 11.8%, same with the corresponding period of the previous business year. Ordinary income and net income amounted to ¥7,398 million (up 38.9%) and ¥4,074 million (up 15.6%), respectively.

(2) Movement in consolidated financial positions:

	First quarter ended June 30, 2003	First quarter ended June 30, 2002	(For reference) Year ended March 31, 2003
Total assets:	¥207,853 million	¥212,822 milion	¥196,865 million
Stockholders' equity	¥131,813 million	¥129,608 million	¥128,648 million
Ratio of stockholders' equity to total assets:	63.4%	60.9%	65.3%
Stockholders' equity per share:	¥3,741.21	¥3,601.65	¥3,644.70

[Qualitative information on the movement in consolidated financial positions, etc.]

The financial position for the first quarter of the business year under review was as follows:

Total assets increased by ¥10,988 million from the end of the previous business year, while stockholders' equity increased by ¥3,165 million. As a result, the ratio of stockholders' equity to total assets decreased by 1.9% to 63.4%. Total assets increased principally due to an increase of ¥5,302 million in trade accounts receivable and an increase of ¥4,043 million in inventories. Inventories decreased by ¥2,473 million from the end of the first quarter of the previous business year.

Liabilities increased by ¥7,798 million, principally due to an increase in trade accounts payable.

3. Forecast of consolidated operating results for the business year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

	Six-month period	Full-year period
Net sales	¥162,100 million	¥361,500 million
Ordinary income	¥18,000 million	¥33,000 million
Net income	¥12,300 million	¥22,800 million
Net income per share	¥346.66	¥644.13

[Qualitative information on the forecast of consolidated operating results]

To forecast the world economy in the future, while the risk of economic downturn has been reduced as the infection of SARS was controlled, the U.S. economy is expected to remain unpredictable. In this situation, the operating results of the Company are currently progressing almost as projected. Consequently, no amendment has been made to the forecast publicized on May 14, 2003.

(Note) The forecast of the operating results is made based on information available at the present time and involves risks and uncertainties. Actual results may differ from those mentioned above as a result of various factors, including changes in the economic conditions in the United States (our major market) and elsewhere overseas and abrupt fluctuations in product prices.

(1) (CONDENSED) CONSOLIDATED BALANCE SHEETS

(million yen)

	First quarter ended June 30, 2003 (As of June 30, 2003)		First quarter ended June 30, 2002 (As of June 30, 2002)		Year ended March 31, 2003 (As of March 31, 2003)	
	Amount	%	Amount	%	Amount	%
ASSETS:						
Current assets:	163,730	78.8	163,986	77.1	154,653	78.6
Cash and deposits	93,114		89,569		92,527	
Trade notes and trade accounts receivable	39,528		38,205		34,226	
Inventories	24,338		26,775		20,295	
Others	6,748		9,435		7,603	
Fixed assets:	44,122	21.2	48,835	22.9	42,212	21.4
Tangible fixed assets	14,921	7.2	16,394	7.7	13,966	7.1
Intangible fixed assets	1,220	0.6	1,690	0.8	1,193	0.6
Investments and other assets	27,981	13.4	30,750	14.4	27,052	13.7
TOTAL ASSETS	207,853	100.0	212,822	100.0	196,865	100.0
LIABILITIES:						
Current liabilities:	62,449	30.0	71,497	33.6	54,471	27.7
Trade notes and trade accounts payable	41,716		49,617		31,334	
Short-term loans payable	1,242		6,413		1,345	
Other current liabilities	19,489		15,465		21,790	
Long-term liabilities:	13,423	6.5	11,520	5.4	13,604	6.9
Long-term loans payable	7,565		5,669		7,566	
Other long-term liabilities	5,858		5,850		6,038	
TOTAL LIABILITIES	75,873	36.5	83,017	39.0	68,075	34.6
Minority interests:						
Minority interests	166	0.1	196	0.1	141	0.1
STOCKHOLDERS' EQUITY:						
Common stock	30,806	14.8	30,797	14.5	30,806	15.6
Additional paid-in capital	32,332	15.5	32,324	15.2	32,332	16.4
Retained earnings	78,073	37.6	59,971	28.2	74,771	38.0
Revaluation difference of other securities	764	0.4	93	0.0	318	0.2
Foreign exchange translation adjustment	(156)	(0.1)	6,424	3.0	(325)	(0.2)
Treasury stock	(10,006)	(4.8)	(2)	(0.0)	(9,253)	(4.7)
TOTAL STOCKHOLDERS' EQUITY	131,813	63.4	129,608	60.9	128,648	65.3
TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY	207,853	100.0	212,822	100.0	196,865	100.0

(2) (CONDENSED) CONSOLIDATED STATEMENTS OF INCOME

(million yen)

	First quarter ended June 30, 2003 (from April 1, 2003 to June 30, 2003)		First quarter ended June 30, 2002 (from April 1, 2002 to June 30, 2002)		Rate of increase or decrease
	Amount	%	Amount	%	%
Net sales	63,402	100.0	67,080	100.0	(5.5)
Cost of sales	47,367	74.7	49,034	73.1	(3.4)
Selling, general and administrative expenses	8,564	13.5	10,128	15.1	(15.4)
Operating income	**7,470**	**11.8**	**7,916**	**11.8**	**(5.6)**
Non-operating income:	348	0.6	362	0.5	(3.8)
Non-operating expenses:	420	0.7	2,952	4.4	(85.8)
Ordinary income	**7,398**	**11.7**	**5,326**	**7.9**	**38.9**
Special income	10	0.0	24	0.1	(56.7)
Special loss	59	0.1	74	0.1	(19.1)
Income before income taxes, etc.	7,348	11.6	5,276	7.9	39.3
Corporate, inhabitant and enterprise taxes	3,249	5.1	1,730	2.6	87.8
Minority interests	24	0.0	21	0.0	11.9
Net income for the first quarter of the year	**4,074**	**6.4**	**3,523**	**5.3**	**15.6**

(3) BREAKDOWN OF NET SALES BY PRODUCT CATEGORY AND AREA

(million yen)

		First quarter ended June 30, 2003 (from April 1, 2003 to June 30, 2003)		First quarter ended June 30, 2002 (from April 1, 2002 to June 30, 2002)		Rate of increase or decrease
Product category:			%		%	%
Audiovisual equipment		40,242	63.5	47,185	70.3	(14.7)
Information and communication equipment		14,782	23.3	9,050	13.5	63.3
Others		8,377	13.2	10,844	16.2	(22.7)
Total		**63,402**	**100.0**	**67,080**	**100.0**	**(5.5)**
Area:						
Japan		10,649	16.8	14,016	20.9	(24.0)
Export:	North America	38,604	60.9	42,929	64.0	(10.1)
	Europe	8,530	13.5	4,739	7.1	80.0
	Asia	3,617	5.7	4,126	6.1	(12.3)
	Other areas	2,000	3.1	1,268	1.9	57.7
	Sub-total	54,752	83.2	53,064	79.1	(0.6)
Total		**63,402**	**100.0**	**67,080**	**100.0**	(5.5)

(Note) Main products of each product category:

Product category	Main products
Audiovisual equipment	VCRs, combination TV/VCRs, television sets and DVD players
Information and communication equipment	Printers, facsimile machines and Internet information terminal units
Others	Electronic equipment related to receivers

(For reference) Recent Quarterly Operating Results

Year ending March 31, 2004 (Consolidated)

(million yen)

	First quarter	Second quarter	Third quarter	Fourth quarter
	(from April 1 to June 30, 2003)	(from July 1 to September 30, 2003)	(from October 1 to December 31, 2003)	(from January 1 to March 31, 2004)
Net sales	63,402	-	-	-
Gross profit on sales	16,035	-	-	-
Operating income	7,470	-	-	-
Ordinary income	7,398	-	-	-
Income before income taxes, etc.	7,348	-	-	-
Net income	4,074	-	-	-
Net income per share (yen)	115.53	-	-	-
Fully diluted earnings per share (yen)	115.20	-	-	-
Total assets	207,853	-	-	-
Stockholders' equity	131,813	-	-	-
Stockholders' equity per share (yen)	3,741.21	-	-	-

Year ended March 31, 2003 (Consolidated)

(million yen)

	First quarter	Second quarter	Third quarter	Fourth quarter
	(from April 1 to June 30, 2002)	(from July 1 to September 30, 2002)	(from October 1 to December 31, 2002)	(from January 1 to March 31, 2003)
Net sales	67,080	96,630	90,565	77,186
Gross profit on sales	18,045	20,912	20,007	14,881
Operating income	7,916	10,690	10,738	5,776
Ordinary income	5,326	11,848	11,296	5,390
Income before income taxes, etc.	5,276	10,744	10,221	(1,039)
Net income	3,523	8,487	7,398	(113)
Net income per share (yen)	97.94	237.41	209.67	(5.01)
Fully diluted earnings per share (yen)	97.54	236.51	208.85	-
Total assets	212,822	209,111	212,799	196,865
Stockholders' equity	129,608	120,420	135,005	128,648
Stockholders' equity per share (yen)	3,601.65	3,412.84	3,826.23	3,644.70

(Note) Fully diluted earnings per share for the fourth quarter are not stated as the Company recorded a net loss per share for the fourth quarter.

- END -

FILE NO. 82-5078

(Translation)

Press Release



September 4, 2003

Dear Sirs:

Funai Electric Co., Ltd.
Representative: Tetsuro Funai, President and
Representative Director (CEO)
(Code No. : 6839, 1st section of TSE/OSE)
Inquiries: Toshihiko Morita, General Manager
General Administration Department
(Tel: 81-72-870-4304)

Notice Concerning Establishment of Subsidiary

We would like to notify you that we established a subsidiary and will commence production in this September as follows:

1. Outline of the Subsidiary

(1)	Company Name:	FUNAI (THAILAND) Co., Ltd.
(2)	Date of Establishment:	July 18, 2003
(3)	Address:	Nakornratchasima, Kingdom of Thailand
(4)	Representative:	Hirobumi Nagaoka, Representative Director
(5)	Capital:	175 Million Thai Baht (Approx. 525 Million Yen, at the rate of One Thai Baht = 3.0 Yen)
(6)	Major Shareholder:	Funai Electric Co., Ltd., 100%
(7)	Business:	Manufacture of Audiovisual Equipment such as Large- Size Television Sets
(8)	Start of Production:	Middle of September 2003 (expected)
(9)	Expected Production Quantities:	One Hundred Fifty Thousand Units per Month
(10)	Employees:	300 (expected for the first year)
(11)	Account Settlement Date:	December 31 of each year

2. Reason for establishment of subsidiary

   We currently manufacture completed products mainly in our two factories in China and Malaysia. This new subsidiary in Thailand aims to spread country risk involved in the concentration of the manufacturing bases.

3. Effect on future business results

   No amendment is made to the forecast of the business results of the Company for the current fiscal year because part of production in our China and Malaysia factories is only shifted to the newly established subsidiary in Thailand as originally planned.